# Timeless Coffee Roasters

## Profit and Loss
### January - December 2022

|  | TOTAL |
|---|---|
| Income |  |
|   4000 Sales |  |
|     4100 Food Sales |  |
|       4110 Prepared Food | 899,934.31 |
|     **Total 4100 Food Sales** | **899,934.31** |
|     4200 Coffee Sales |  |
|       4205 Coffee Bean & Beverage Sales |  |
|         4210 Coffee Beverage | 484,306.32 |
|         4220 Coffee Bean | 137,399.00 |
|       **Total 4205 Coffee Bean & Beverage Sales** | **621,705.32** |
|     **Total 4200 Coffee Sales** | **621,705.32** |
|     4300 Other Beverage Sales | 119,804.75 |
|     4400 Merchandise Sales | 24,046.48 |
|   **Total 4000 Sales** | **1,665,490.86** |
|     4900 Refunds | -4,575.74 |
|     4910 Discounts & Comps | -44,080.14 |
| **Total Income** | **$1,616,834.98** |
| Cost of Goods Sold |  |
|   5000 Cost of Goods Sold |  |
|     5100 Food |  |
|       5110 Prepared Food | 464,546.92 |
|     **Total 5100 Food** | **464,546.92** |
|     5200 Coffee | 135,582.48 |
|     5270 Coffee Condiments | 63,611.00 |
|     5300 Other Beverages | 10,095.00 |
|     5400 Merchandise | 9,680.95 |
|   **Total 5000 Cost of Goods Sold** | **683,516.35** |
| **Total Cost of Goods Sold** | **$683,516.35** |
| **GROSS PROFIT** | **$933,318.63** |
| Expenses |  |
|   6000 Labor |  |
|     6155 Cafe Hourly Payroll |  |
|       6160 Cafe Hourly | 227,572.82 |
|       6165 Cafe OT Payroll | 765.81 |
|       6170 Cafe Vacation/Sick Payroll | 7,327.08 |
|     **Total 6155 Cafe Hourly Payroll** | **235,665.71** |
|     6210 Cafe Management Payroll |  |
|       6215 Cafe Management | 43,760.87 |
|       6225 Cafe Management Vacation/Sick Payroll | 1,459.81 |
|     **Total 6210 Cafe Management Payroll** | **45,220.68** |

|  | TOTAL |
|---|---:|
| 6600 Additional Compensation | 9,697.51 |
| **Total 6000 Labor** | **290,583.90** |
| 6900 Benefits |  |
| 6905 Payroll Tax Expense | 42,418.15 |
| 6910 Health Insurance | 9,575.95 |
| 6950 Workers' Compensation | 12,076.06 |
| **Total 6900 Benefits** | **64,070.16** |
| 7000 Controllable Expenses |  |
| 7050 Packaging | 23,752.51 |
| 7100 Supplies |  |
| 7105 Cleaning Supplies | 513.43 |
| 7110 Office Expenses | 531.07 |
| 7115 Operating Supplies | 53,717.48 |
| 7120 Printing Labels & Menu | 155.33 |
| **Total 7100 Supplies** | **54,917.31** |
| 7200 Equipment Repairs & Maintenance |  |
| 7210 Coffee Equipment R&M | 3,942.67 |
| 7220 Contract Maintenance | 2,582.21 |
| **Total 7200 Equipment Repairs & Maintenance** | **6,524.88** |
| 7300 Utilities |  |
| 7305 Garbage & Recycling | 16,862.82 |
| 7310 Gas & Electricity | 26,756.24 |
| 7315 Phone & Internet | 2,406.40 |
| 7320 Security System | 514.94 |
| 7325 Water | 3,801.30 |
| **Total 7300 Utilities** | **50,341.70** |
| 7400 Transportation |  |
| 7405 Auto Insurance | 1,119.00 |
| 7415 Auto Repairs & Maintenance | 59.99 |
| 7420 DMV Fees | 710.00 |
| 7435 Parking & Tolls | 138.17 |
| **Total 7400 Transportation** | **2,027.16** |
| 7600 Staff Development |  |
| 7605 Staff Appreciation | 170.25 |
| 7615 Training & Education | 15.90 |
| **Total 7600 Staff Development** | **186.15** |
| 7700 Marketing & Advertising |  |
| 7705 Advertising Expense | 6,347.50 |
| 7720 Marketing Supplies | 452.91 |
| **Total 7700 Marketing & Advertising** | **6,800.41** |

# Timeless Coffee Roasters

## Profit and Loss
### January - December 2022

|  | TOTAL |
|---|---:|
| 7800 General & Admin | |
|   7805 Accounting | 22,039.50 |
|   7815 Computer Software | 2,747.79 |
|   7820 Dues & Subscriptions | 2,355.89 |
|   7825 Outside Services | |
|     7830 Artwork & Design | 250.00 |
|     7835 Consultant | 10,000.00 |
|     7845 Dishwasher Services | 6,458.90 |
|     7850 Janitorial | 7,800.00 |
|     7855 Linen Services | 4,923.67 |
|     7865 Pest Control | 1,091.00 |
|     7870 Web Support | 232.98 |
|   **Total 7825 Outside Services** | **30,756.55** |
| **Total 7800 General & Admin** | **57,899.73** |
| 7900 Service & Banking Fees | |
|   7905 Bank & Service Fees | 828.84 |
|   7915 Payroll Processing Fees | 3,168.93 |
|   7920 Point of Sale Fees | 50,868.64 |
| **Total 7900 Service & Banking Fees** | **54,866.41** |
| **Total 7000 Controllable Expenses** | **257,316.26** |
| 8000 Non-Controllable Expenses | |
|   8500 Occupancy | |
|     8505 Business Insurance | 1,025.76 |
|     8510 City & State Tax & Licenses | 4,933.71 |
|     8515 County Property Tax | 1,557.64 |
|     8520 Store & Office Rent | 73,493.00 |
|     8525 Storage Rental | 3,997.60 |
|     8535 R&M Building | 2,531.55 |
|   **Total 8500 Occupancy** | **87,539.26** |
| **Total 8000 Non-Controllable Expenses** | **87,539.26** |
| **Total Expenses** | **$699,509.58** |
| NET OPERATING INCOME | **$233,809.05** |
| Other Expenses | |
|   9100 Other Income & Expense | |
|     9120 Equipment Expense | 1,826.84 |
|     9130 Prior Period Adjustments | 7,618.08 |
|     9135 ST Admin Payroll Allocation | 230,512.34 |
|     9140 Reimbursed Bakery Payroll | 19,092.46 |
|   **Total 9100 Other Income & Expense** | **259,049.72** |

# Timeless Coffee Roasters

## Profit and Loss

January - December 2022

|  | TOTAL |
|---|---|
| 9200 Interest, Taxes & Depreciation |  |
| 9210 Interest Income | -7,638.50 |
| 9220 Interest & Finance Charges | 44,665.13 |
| 9230 Taxes | 7,424.12 |
| 9240 Depreciation & Amortization Expense | 27,420.00 |
| **Total 9200 Interest, Taxes & Depreciation** | **71,870.75** |
| **Total Other Expenses** | **$330,920.47** |
| NET OTHER INCOME | **$ -330,920.47** |
| NET INCOME | **$ -97,111.42** |

# Timeless Coffee Roasters

## Balance Sheet

### As of December 31, 2022

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 1000 Bank | |
| 1010 Cash for register | 1,548.04 |
| 1020 WFB  1286 | 25.80 |
| 1025 WFB 1930 | 32,155.82 |
| 1040 WFB Merchant 1612 | 0.00 |
| 1045 Bank of the West 1529 | 2,463.78 |
| 1050 California Bank & Trust 4011 | 0.00 |
| **Total 1000 Bank** | **36,193.44** |
| **Total Bank Accounts** | **$36,193.44** |
| Accounts Receivable | |
| 1100 Receivables | 0.00 |
| **Total Accounts Receivable** | **$0.00** |
| Other Current Assets | |
| 1101 AR Adj | 0.00 |
| 1200 Interco Receivables | |
| 1220 Timeless Berkeley Long Term Loan | 0.00 |
| 1225 Timeless College | 50,717.91 |
| 1245 Timeless 1700 Webster | 252,647.80 |
| 1260 Start Today Short Term Loan | 588,166.75 |
| 1265 JLSQ Short Term Loan | 39,350.00 |
| **Total 1200 Interco Receivables** | **930,882.46** |
| 1250 Employee Advance | -968.85 |
| 1255 Due from Member | |
| 1256 Due from Paula | 0.00 |
| **Total 1255 Due from Member** | **0.00** |
| 1275 ERTC Receivable | 0.00 |
| 1285 Loan Receivable - S. Leimpeter | 0.00 |
| 1300 Inventory | |
| 1310 Inventory - Brewing Merchandise | 1,584.68 |
| 1320 Inventory - Logo Merchandise | 702.30 |
| **Total 1300 Inventory** | **2,286.98** |
| 1400 Prepaid Expenses | 0.00 |
| 1420 Prepaid Legal | 0.00 |
| 1430 Prepaid Franchise Tax Board | 0.00 |
| 1499 Prepaid Expenses | 0.00 |
| **Total 1400 Prepaid Expenses** | **0.00** |
| 1495 Undeposited Square | 11,878.79 |

# Timeless Coffee Roasters

## Balance Sheet

### As of December 31, 2022

|  | TOTAL |
|---|---|
| 1497 Uncategorized Square Deposits | 0.00 |
| Uncategorized Asset | 0.00 |
| Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$944,079.38** |
| **Total Current Assets** | **$980,272.82** |
| Fixed Assets |  |
| 1500 Assets |  |
| 1505 Bakery & Serving Ware | 7,239.63 |
| 1530 Computer Hardware/MAC | 3,278.64 |
| 1540 Furniture and Equipment |  |
| 1541 Outdoor Furniture | 4,303.35 |
| 1542 Floor Equipment | 12,546.75 |
| 1543 Equipment - Rooz Purchase | 11,728.42 |
| 1544 Lighting & Sound Equipment | 8,503.35 |
| 1549 Furniture and Equipment - Other | 57,233.00 |
| **Total 1540 Furniture and Equipment** | **94,314.87** |
| 1550 Bar Equipment |  |
| 1551 Roaster | 47,980.75 |
| 1552 Soft Serve Machine | 11,990.00 |
| 1553 Mahlkonig Grinder | 1,381.34 |
| 1555 Espresso Machine | 17,388.18 |
| 1559 Bar Equipment - Other | 12,823.27 |
| **Total 1550 Bar Equipment** | **91,563.54** |
| 1560 Kitchen Equipment |  |
| 1561 Freezer/Refrigerator | 14,168.23 |
| 1562 Other Kitchen Equipment | 25,251.62 |
| 1563 Recipes | 2,200.00 |
| **Total 1560 Kitchen Equipment** | **41,619.85** |
| 1570 Vehicles |  |
| 1571 Toyota Tacoma | 11,710.10 |
| 1572 2014 Ford Transit | 15,449.35 |
| 1573 Mercedes-Benz Sprinter | 74,415.76 |
| 1574 2017 Jeep Trailhawk | 26,262.70 |
| **Total 1570 Vehicles** | **127,837.91** |
| 1580 Leasehold Improvements |  |
| 1581 Build Out Improvements | 37,794.91 |
| 1582 L/H Expansion 4254 | 441,970.10 |
| 1583 L/H Improvements/Architect | 35,055.90 |
| **Total 1580 Leasehold Improvements** | **514,820.91** |
| **Total 1500 Assets** | **880,675.35** |

# Timeless Coffee Roasters

## Balance Sheet

### As of December 31, 2022

| | TOTAL |
|---|---:|
| 1600 Accumulated Depreciation | -853,177.76 |
| **Total Fixed Assets** | **$27,497.59** |
| Other Assets | |
| 1700 Intangible Assets | |
| 1710 Covenant Not to Compete | 50,000.00 |
| 1720 Goodwill | 35,000.00 |
| 1730 Prepaid Rent | 0.00 |
| 1740 Organization Costs | 8,411.00 |
| 1745 Accumulated Amortization | -62,461.00 |
| **Total 1700 Intangible Assets** | **30,950.00** |
| 1750 Section 179 Carryover | 0.00 |
| 1800 Security Deposit Asset | 6,996.50 |
| **Total Other Assets** | **$37,946.50** |
| **TOTAL ASSETS** | **$1,045,716.91** |
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| 2100 Accounts Payable | 20,703.31 |
| **Total Accounts Payable** | **$20,703.31** |
| Credit Cards | |
| 2105 Sam WF Credit Card 5218 | 0.00 |
| 2106 Paula WF Credit Card 0459 | 0.00 |
| 2107 RJ WF Credit Card 4575 | 0.00 |
| 2109 Amex 2004 | 0.00 |
| 2110 Chase | 0.00 |
| 2113 RJ Chase Card | 0.00 |
| **Total 2110 Chase** | **0.00** |

|  | TOTAL |
|---|---|
| **Total Credit Cards** | **$0.00** |
| Other Current Liabilities |  |
| 2200 Sales Tax Payable | 5,191.26 |
| 2310 Payroll Clearing | 13,052.69 |
| 2315 Retirement Contributions Payable | 293.05 |
| 2320 Payroll Tax Payable | 5,012.58 |
| 2325 Health Insurance Payable (EE) | 0.00 |
| 2330 Tips Payable | 0.00 |
| 2350 Worker's Comp Accrual | 0.00 |
| 2410 Interest Payable | 0.00 |
| 2411 Chris Leimpeter | 0.00 |
| 2412 Karen Nance | 0.00 |
| 2413 Michael Souder | 0.00 |
| 2414 David Marchand | 0.00 |
| 2415 Dawn Wyllie | 0.00 |
| 2416 Jason B. Tubbs | 0.00 |
| 2417 Jeff Rassier | 0.00 |
| 2418 Nick Rodin | 0.00 |
| 2419 Tommy Love | 0.00 |
| 2420 Violett Slocum | 0.00 |
| **Total 2410 Interest Payable** | **0.00** |
| 2430 Gift Card Liability | 20,901.04 |
| 2480 Property Tax Assessment | 0.00 |
| 2490 Accrued Expenses | 0.00 |
| 2495 Due to Start Today | 0.00 |
| 2500 Loans & LOC |  |
| 2510 Bank of the West SBA Loan | 81,551.97 |
| 2515 Opportunity Fund Term Loan | 0.00 |
| 2520 WFB Term Loan | 0.00 |
| 2525 WFB LOC | 50,820.34 |
| 2530 PPP Loan | 0.00 |
| 2535 EIDL Loan | 150,000.00 |
| 2540 EIDL Loan Increase | 350,000.00 |
| 2542 EIDL Accrued Interest | 24,760.27 |
| 2545 Vehicle Loan - MBFS | 61,137.88 |
| 2550 Equipment Loan - Navitas | 38,679.06 |
| 2555 Square Loan | 127,865.00 |
| **Total 2500 Loans & LOC** | **884,814.52** |
| Board of Equalization Payable | 0.00 |
| **Total Other Current Liabilities** | **$929,265.14** |
| **Total Current Liabilities** | **$949,968.45** |

# Timeless Coffee Roasters

## Balance Sheet

### As of December 31, 2022

|  | TOTAL |
|---|---|
| Long-Term Liabilities | |
| 2600 Notes Payable | 0.00 |
| 2605 Paula Wells - 2014 Ford Transit Loan | 5,825.10 |
| 2606 Paula Wells - 2017 Jeep Trailhawk | 19,236.54 |
| 2610 Peg & Peter Leimpeter | 0.00 |
| 2615 Chris Leimpeter | 0.00 |
| 2620 Dawn Wyllie | 0.00 |
| 2625 Ryan Mattos | 0.00 |
| 2630 Michael Souder | 0.00 |
| 2635 David Marchand | 0.00 |
| 2640 Dawn Wyllie - Equipment | 0.00 |
| 2645 Jason B. Tubbs | 0.00 |
| 2650 Jeff Rassier | 0.00 |
| 2655 Karen Nance | 0.00 |
| 2660 Nick Rodin | 0.00 |
| 2665 Tommy Love | 0.00 |
| 2670 Violett Slocum | 0.00 |
| **Total 2600 Notes Payable** | **25,061.64** |
| **Total Long-Term Liabilities** | **$25,061.64** |
| **Total Liabilities** | **$975,030.09** |
| Equity | |
| 3100 Investor Equity | 0.00 |
| 3105 Violett Slocum | 20,011.00 |
| 3110 Tommy Love | 9,762.00 |
| 3115 Nick Rodin | 9,160.00 |
| 3120 Karen Nance | 616.00 |
| 3125 Paula Wells | 3,547.00 |
| 3130 Jeff Rassier | 3,678.00 |
| 3135 Jason B. Tubbs | 3,777.00 |
| 3140 Dawn Wyllie | 25,606.00 |
| 3145 David Marchand | 31,086.00 |
| 3150 Chris Leimpeter | 14,639.00 |
| 3155 Colleen Gonzalez | 298.00 |
| 3160 Scott Sylvia | 300.00 |
| 3165 Samuel Fugate | 298.00 |
| 3170 RJ Leimpeter Equity | -15,315.22 |
| 3199 Start Today | 36,950.30 |
| **Total 3100 Investor Equity** | **144,413.08** |
| 3300 Retained Earnings | 23,385.16 |
| Equity | |
| Partner Distributions | 0.00 |
| **Total Equity** | **0.00** |

# Timeless Coffee Roasters

## Balance Sheet

### As of December 31, 2022

|  | TOTAL |
|---|---|
| Opening Balance Equity | 0.00 |
| Net Income | -97,111.42 |
| **Total Equity** | **$70,686.82** |
| **TOTAL LIABILITIES AND EQUITY** | **$1,045,716.91** |

# Timeless Coffee Roasters
## Statement of Cash Flows
### January - December 2022

|  | Total |
|---|---:|
| **OPERATING ACTIVITIES** | |
| **Net Income** | -97,111.42 |
| | |
| **Adjustments to reconcile Net Income to Net Cash provided by operations:** | |
| 1100 Receivables | 22,780.22 |
| 1101 AR Adj | 604.94 |
| 1225 Interco Receivables:Timeless College | -3,455.66 |
| 1245 Interco Receivables:Timeless 1700 Webster | -17,489.90 |
| 1250 Employee Advance | 1,075.85 |
| 1256 Due from Member:Due from Paula | 0.00 |
| 1260 Interco Receivables:Start Today Short Term Loan | -588,166.75 |
| 1265 Interco Receivables:JLSQ Short Term Loan | -39,350.00 |
| 1275 ERTC Receivable | 200,913.79 |
| 1285 Loan Receivable - S. Leimpeter | 28,000.00 |
| 1310 Inventory:Inventory - Brewing Merchandise | 12,578.34 |
| 1320 Inventory:Inventory - Logo Merchandise | 11,975.67 |
| 1495 Undeposited Square | -11,878.79 |
| 1497 Uncategorized Square Deposits | 0.00 |
| 1600 Accumulated Depreciation | -60,319.42 |
| 1745 Intangible Assets:Accumulated Amortization | 6,227.00 |
| 2100 Accounts Payable | 20,703.31 |
| 2105 Sam WF Credit Card 5218 | 0.00 |
| 2107 RJ WF Credit Card 4575 | 0.00 |
| 2109 Amex 2004 | -494.14 |
| 2110 Chase | -8,317.96 |
| 2113 Chase:RJ Chase Card | 0.00 |
| 2200 Sales Tax Payable | 4,969.33 |
| 2310 Payroll Clearing | 6,571.77 |
| 2315 Retirement Contributions Payable | -252.52 |
| 2320 Payroll Tax Payable | 5,012.58 |
| 2325 Health Insurance Payable (EE) | 0.00 |
| 2330 Tips Payable | 0.00 |
| 2430 Gift Card Liability | -52.31 |
| 2495 Due to Start Today | -8,030.59 |
| 2510 Loans & LOC:Bank of the West SBA Loan | -14,648.57 |
| 2515 Loans & LOC:Opportunity Fund Term Loan | -11,233.45 |
| 2525 Loans & LOC:WFB LOC | 50,820.34 |
| 2542 Loans & LOC:EIDL Accrued Interest | 13,666.52 |
| 2545 Loans & LOC:Vehicle Loan - MBFS | -23,915.85 |
| 2550 Loans & LOC:Equipment Loan - Navitas | -31,937.52 |
| 2555 Loans & LOC:Square Loan | 127,865.00 |

| | | |
|---|---|---:|
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-$** | **305,778.77** |
| **Net cash provided by operating activities** | **-$** | **402,890.19** |
| **INVESTING ACTIVITIES** | | |
| 1549 Assets:Furniture and Equipment:Furniture and Equipment - Other | | -13,802.80 |
| 1561 Assets:Kitchen Equipment:Freezer/Refrigerator | | 10,795.10 |
| 1562 Assets:Kitchen Equipment:Other Kitchen Equipment | | 70,717.32 |
| 1574 Assets:Vehicles:2017 Jeep Trailhawk | | -26,262.70 |
| 1730 Intangible Assets:Prepaid Rent | | 394.50 |
| **Net cash provided by investing activities** | **$** | **41,841.42** |
| **FINANCING ACTIVITIES** | | |
| 2605 Notes Payable:Paula Wells - 2014 Ford Transit Loan | | 744.19 |
| 2606 Notes Payable:Paula Wells - 2017 Jeep Trailhawk | | 19,236.54 |
| 3105 Investor Equity:Violett Slocum | | 780.00 |
| 3110 Investor Equity:Tommy Love | | 392.00 |
| 3115 Investor Equity:Nick Rodin | | 392.00 |
| 3120 Investor Equity:Karen Nance | | 79.00 |
| 3125 Investor Equity:Paula Wells | | 2,246.00 |
| 3130 Investor Equity:Jeff Rassier | | 196.00 |
| 3135 Investor Equity:Jason B. Tubbs | | 196.00 |
| 3140 Investor Equity:Dawn Wyllie | | 981.00 |
| 3145 Investor Equity:David Marchand | | 1,176.00 |
| 3150 Investor Equity:Chris Leimpeter | | 589.00 |
| 3155 Investor Equity:Colleen Gonzalez | | 81.00 |
| 3160 Investor Equity:Scott Sylvia | | 81.00 |
| 3165 Investor Equity:Samuel Fugate | | 81.00 |
| 3170 Investor Equity:RJ Leimpeter Equity | | -18,914.00 |
| 3199 Investor Equity:Start Today | | 36,950.30 |
| 3300 Retained Earnings | | -53,306.30 |
| Opening Balance Equity | | 0.00 |
| **Net cash provided by financing activities** | **-$** | **8,019.27** |
| **Net cash increase for period** | **-$** | **369,068.04** |
| **Cash at beginning of period** | | 405,261.48 |
| **Cash at end of period** | **$** | **36,193.44** |